EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Entity Name	Jurisdiction
9090-5415 Quebec Inc.	Quebec, Canada
KnowledgePoint, LLC	California, United States
Taleo (Canada) Inc.	Quebec, Canada
Taleo (Europe) B.V.	Netherlands
Taleo (France) SAS	France
Vurv Technology (UK) Limited	United Kingdom
Taleo (Singapore) Pte. Ltd.	Singapore
Taleo (Australia) Pty. Limited	Australia
Vurv Technology Australia Pty Ltd	Australia
Vurv Technology (US) LLC	California, United States
Vurv Technology SAS	France
Worldwide Compensation, Inc.	California, United States
Learn.com, Inc.	Florida, United States
Learn.com Ltd. (UK)	United Kingdom